Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

material fact

Gerdau announces certification of iron ore reserves in Minas Gerais

Gerdau S.A. (B3: GGBR / NYSE: GGB) hereby informs its shareholders and the general market that the independent certifier SRK Consulting has prepared the certification report for the iron ore reserves at the mine located in Miguel Burnier District, municipality of Ouro Preto (MG - Brazil). The herein mentioned mining operations are integral part of Brazil Business Segment, with the main focus on supplying iron ore for it.

The certification is a significant milestone for the BRL 3.2 billion investment in Gerdau's sustainable mining platform, aimed to provide ore with high-quality and competitive cost for the Ouro Branco (MG) plant, while also playing an important role in its decarbonization process. Disbursements for the year 2023 are already included in the investment Plan announced on March 1, 2023.

According to the conclusions of the report, the Company started to have certified reserves of 476 million metric tons1 of iron ore, according to the table below:

Miguel Burnier Summary Mineral Reserves at January of 2023

Classification	Million tonnes[1]
Proven	138
Probable	338
Proven and Probable	476

Source: SRK, 2023

The Report was prepared according to industry best practices and in accordance with subchapter 1300 of Regulation S-K issued by the U.S. Securities and Exchange Commission – SEC, considering the technical report standard established by said regulation.

Considering the expected annual production level of 5.5 million metric tons2 of iron ore from the sustainable mining platform, the certified reserves indicate a 40-year life-of-mine from the investment, reinforcing Gerdau's commitment to the socioeconomic development of the state of Minas Gerais today and in the future.

São Paulo, August 09, 2023.

Rafael Dorneles Japur

Executive Vice-President and Investor Relations Officer

1 Dry metric ton; 2Wet metric ton, assuming a humidity of 10%.